EXHIBIT 99.1

Notice Concerning Issuance of New Shares and Secondary Offering of Shares in Japan

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has resolved matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

TOKYO, July 2, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", the "Company", "we",) (Nasdaq:IIJI) (TSE:3774) today announces that the following resolution regarding the issuance of new shares and the secondary offering of the Company's shares in Japan was adopted at the meeting of the Board of Directors held on July 2, 2013.

We believe that growing trends of cloud computing and the outsourcing of internal information systems among Japanese corporations provides us with an enormous growth opportunity hereafter. We would like to leverage this market circumstance and accelerate our business expansion. Through this public offering, we intend to secure funds for further capital expenditure, for business investment, including in overseas businesses, to hire more employees or even to seek appropriate M&A opportunities.

We plan to issue 4,700,000 shares of common stock and additional 700,000 shares by way of over-allotment. The earnings per share will be diluted by approximately 11.8% if the maximum number of 5,400,000 shares is issued. The issue price in the public offering shall be determined on a day during the period from and including Wednesday, July 10, 2013 to and including Wednesday, July 17, 2013.

Ever since the establishment in December 1992 as a pioneer commercial Internet Service Provider in Japan, we have been introducing a variety of Internet-related services and have continued to grow in line with domestic market expansion. Based on accumulated technologies on Internet, we and our consolidated subsidiaries provide comprehensive network-related services in combination, including highly reliable and value-added network services and system integration services, mainly to corporate and public sector customers, which number approximately 8,500.

To improve our corporate value, we should focus on several goals, including developing innovative services continuously, enhancing service lineups, promoting cloud computing services, meeting the demands of Japanese customers who are headed overseas, demonstrating our competitive advantages in the growing and competitive information system-related market and strengthening our business operations.

1. Issuance of New Shares by way of Primary Offering (Public Offering)

(1) Class and Number of Shares to be Offered
4,700,000 shares of common stock of the Company
(2) Method of Determination of the Amount to be Paid
The amount to be paid shall be determined on a day during the period from and including Wednesday, July 10, 2013 to and including Wednesday, July 17, 2013 (the "Pricing Date") in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting, etc. of Securities provided by the Japan Securities Dealers Association ("JSDA").
(3) Amount of Stated Capital and Additional Paid-in Capital to be Increased
The amount of stated capital to be increased shall be half of the maximum amount of increase in stated capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from the calculation being rounded up to the nearest yen. The amount of the additional paid-in capital to be increased shall be amount obtained by subtracting the above amount of stated capital to be increased from the relevant maximum amount of increase in stated capital.
(4) Method of Offering
The offering shall be a public offering. All of the new shares shall be purchased for sale by underwriters (the "Underwriters"). The issue price with regard to the Public Offering (offer price) shall be determined on the Pricing Date, based on the provisional range calculated by multiplying the closing price in regular trading of the shares of the Company on the Tokyo Stock Exchange on the Pricing Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting, etc. of Securities provided by the JSDA, taking into account market demand and other conditions.
(5) Condition to be paid to the Underwriters
The Company shall not pay any underwriting fees to the Underwriters. Instead, the aggregate amount of the difference between (a) the issue price in the Public Offering (offer price) and (b) the amount to be paid to the Company by the Underwriters shall be retained by the Underwriters.
(6) Subscription Period
The subscription period shall be from the next business day after the Pricing Date to the second business day following the Pricing Date.
(7) Payment Date
The payment date shall be a day during the period from and including Thursday, July 18, 2013 to and including Wednesday, July 24, 2013; provided, however, that such day shall be the fifth business day following the Pricing Date.
(8) Subscription Unit
100 shares
(9) The amount to be paid, the amount of stated capital and additional paid-in capital to be increased, and any other matters necessary for the issuance of new shares by the Public Offering shall be determined at the discretion of Representative Directors.
(10) Above items shall be subject to the effectiveness of registration statement under the Financial Instruments and Exchange Act of Japan.

2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment) (See 1. of "For Reference" attached hereto)

(1) Class and Number of Shares to be Sold
700,000 shares of common stock of the Company
The number of shares to be sold mentioned above is the maximum number of shares to be sold. The above number may be decreased, or the Secondary Offering by way of Over-Allotment may be cancelled entirely, depending on market demand. The number of shares to be sold shall be determined on the Pricing Date, taking into account market demand.
(2) Seller
One of the Underwriters
(3) Selling Price
Undetermined. (The selling price shall be determined on the Pricing Date; provided, however, that such selling price shall be the same as the issue price (offer price) in the Public Offering.)
(4) Method of Secondary Offering
Taking into account market demand for the Public Offering, one of the Underwriters will undertake a secondary offering of shares (up to 700,000) that it will borrow from certain shareholder(s) of the Company.
(5) Subscription Period
The subscription period shall be the same as the subscription period in respect of the Public Offering.
(6) Deliver Date
The delivery date shall be the next business day after the payment date in respect of the Public Offering.
(7) Subscription Unit
100 shares
(8) The selling price and any other matters necessary for the Secondary Offering by way of Over-Allotment shall be determined at the discretion of Representative Directors.
(9) Above items shall be subjected to the effectiveness of registration under the Financial Instruments and Exchange Act of Japan.

3．Issuance of New Shares by way of Third-Party Allotment (the "Issuance through Third-Party Allotment") (See 1. of "For Reference" attached hereto)

(1) Class and Number of Shares to be Offered
700,000 shares of common stock of the Company
(2) Method of Determination for the Amount to be Paid
The amount to be paid shall be determined on the Pricing Date; provided, however, that such amount to be paid shall be the same as the amount to be paid in respect of the Public Offering.
(3) Amount of Stated Capital and Additional Paid-in Capital to be Increased
The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest yen. The amount of the additional paid-in capital to be increased shall be the amount obtained by subtracting the above amount of stated capital to be increased from the relevant maximum amount of stated capital increase.
(4) Allottee
One of the Underwriters
(5) Subscription Period (Subscription Date)
Friday, August 2, 2013
(6) Payment Date
Monday, August 5, 2013
(7) Subscription Unit
100 shares
(8) Shares not subscribed within the subscription period (subscription date) mentioned in (5) above shall not be issued.
(9) The amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of Third-Party Allotment shall be determined at the discretion of Representative Directors.
(10) Above items shall be subject to the effectiveness of registration under the Financial Instruments and Exchange Act of Japan.

<For Reference>

The secondary offering by way of over-allotment mentioned in "2．Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)" above is a secondary offering of shares of common stock of the Company in conjunction with the Public Offering mentioned in "1．Issuance of New Shares by way of Primary Offering (Public Offering)" which one of the Underwriters will borrow up to 700,000 shares (the "Borrowed Shares") from certain shareholder(s) of the Company (the "Share Lender(s)"), taking into account market demand. The number of shares to be offered in the Secondary Offering by way of Over-Allotment is planned to be 700,000 shares; provided, however, that it is the maximum number of shares to be sold and such number may be decreased or the Secondary Offering by way of Over-Allotment may be cancelled entirely, depending on market demand.

In connection with the foregoing Secondary Offering by way of Over-Allotment, the board of directors of the Company resolved on July 2, 2013, that the Company will issue 700,000 shares of common stock of the Company through third-party allotment (the "Issuance through Third-Party Allotment") to one of the Underwriters for the purpose of returning the shares borrowed from certain shareholders of the Company ("Borrowed Shares"). The payment date for the Issuance through Third-Party Allotment is scheduled on August 5, 2013.

One of the Underwriters may also purchase shares of common stock of the company (the "Syndicate Cover Transaction") on the Tokyo Stock Exchange, up to the number of shares to be sold in the Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares, during the period from and including (a) the day immediately following the last day of the subscription period for the Public Offering and the Secondary Offering by way of Over-Allotment to and including (b) July 29, 2013 (the "Syndicate Cover Transaction Period"). All of the shares purchased through the Syndicate Cover Transaction will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period the underwriter may decide not to undertake the Syndicate Cover Transactions or to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares to be sold in the Secondary Offering by way of Over-Allotment.

Further, one of the Underwriters may conduct stabilizing transactions with respect to the shares of the Company in connection with the Public Offering and the Secondary Offering by way of Over-Allotment. The shares purchased through such stabilizing transactions may be used, in whole or in part, to return the Borrowed Shares.

With respect to the number of shares obtained by deducting (a) the number of shares that are purchased through the stabilization transactions and the Syndicate Cover Transactions and are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Secondary Offering by way of Over-Allotment, one of the Underwriters will acquire shares of common stock of the Company by accepting the allotment under the Issuance through Third-Party Allotment. As a result, all or a part of the shares planned to be issued under the Issuance through Third-Party Allotment may not be subscribed for, which may result in a decrease in the number of shares to be finally issued under the Issuance through Third-Party Allotment or in the cancellation thereof, due to forfeiture.

In the event that one of the Underwriters accepts the allotment under the Issuance through Third-Party Allotment, it will make payment there for with the funds obtained from the Secondary Offering by way of Over-Allotment.

2. Change in the total number of issued shares as a result of the above-mentioned issuance

Total number of issued shares at present	41,297,800 shares	(As of June 28, 2013)
Increase in the number of shares as a result of the Public Offering	4,700,000 shares
Total number of issued shares after the Public Offering	45,997,800 shares
Increase in the number of shares as a result of the Issuance through Third-Party Allotment	700,000 shares	(Note)
Total number of issued shares after the Issuance through Third-Party Allotment	46,697,800 shares	(Note)

(Note) These figures are based on the assumption that all of the shares to be allotted as set forth in "3. Issuance of New Shares by way of Third-Party Allotment (Issuance through Third-Party Allotment)" above are subscribed for by one of the Underwriters.

3. Use of Proceeds to be Raised

(1)	Use of Proceeds to be Raised this time
	Out of proceeds from the Public Offering of new shares and the Issuance through Third-Party Allotment, which is estimated to be up to JPY18,773,000,000 in total, JPY10,122,000,000 is planned to be used for capital investment for the Network Services and Systems Integration business by the end of March 2015, JPY6,661,000,000 is planned to be used to repay debt for network equipment leased by the end of March 2013 and to be repaid by the end of March 2015 and JPY1,990,000,000 is planned to be used to repay debt to be repaid by August 2014.
	As of July 2 2013, our facility planning is as follows ("Paid" investment amount figures are as of June 30, 2013);
	Name of Company (Location of Key Office)	Name of Segment	Facility	Investment Amount		Fundraising Scheme	Commencement and Completion Schedule
				Total (thousand yen)	Paid (thousand yen)		Commencement	Completion
	IIJ Data Centers (Mitaka, Tokyo and other cities)	Network Services and Systems Integration business	Leasehold improvement in data centers and other facilities	1,745,000	47,144	Cash on hand and capital increase	April 2013	March 2015
	IIJ Data Centers (Mitaka, Tokyo and other cities)	Network Services and Systems Integration business	Data communications equipment, servers and other equipment	1,872,000	55,611	Cash on hand and capital increase	April 2013	March 2015
	IIJ Matsue Data Center (Matsue, Shimane Pref.)	Network Services and Systems Integration business	Buildings, power supply and other facilities	1,200,000	6,734	Cash on hand and capital increase	April 2013	September 2013
	IIJ Data Centers (Matsue, Shimane Pref. and other cities)	Network Services and Systems Integration business	Buildings, IT modules, power supply facilities, air-conditioning and other facilities	1,586,000	5,004	Cash on hand and capital increase	April 2013	March 2015
	IIJ Headquarters (Chiyoda, Tokyo)	Network Services and Systems Integration business	Software to provide data communications services	2,415,000	196,537	Cash on hand and capital increase	April 2013	March 2015
	IIJ Headquarters (Chiyoda, Tokyo)	Network Services and Systems Integration business	Back-office systems	1,633,000	17,708	Cash on hand and capital increase	April 2013	March 2015
	Total			10,451,000	328,738
	Note: Increase in capabilities per each facility investment is not described because such scales are not measurable.
(2)	Change in the use of the proceeds raised last time
	No relevant matters
(3)	Expected impact on business results
	The Company believes that the capital investment backed by the above-mentioned raised fund will increase sales and profits of the Company's Network Services and Systems Integration business operations and help achieve medium- and long-term growth and increase corporate value.

4. Other Matters

(1)	Designation of party to receive distribution
No relevant matters
(2)	Lock-up
Nippon Telegraph and Telephone Corporation, NTT Communications Co., Koichi Suzuki and KS Holdings Co., all of whom are shareholders of the Company, have agreed with one of the Underwriters that, during the period beginning on the Pricing Date and ending on the 90th calendar day after the delivery date of the Public Offering (the "Lock-up Period"), they shall not in principle conduct a sale of shares of common stock of the Company without prior written consent of one of the Underwriters.
The Company has agreed with one of the Underwriters that, during the Lock-up Period, it shall not conduct an issuance of shares of common stock of the Company, securities that are convertible or changeable into common stock of the Company nor any other securities with a right to purchase shares of common stock of the Company, etc. (other than the issuance of new shares conducted as a public offering, the above-mentioned Issuance through Third-Party Allotment or any issuance of shares conducted with respect to any stock split) without prior written consent of one of the Underwriters.
In each case above, one of the Underwriters is entitled to cancel such agreement in whole or in part at their discretion even during the Lock-up Period.

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has resolved matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir